EXHIBIT 99.1
Citizens, Inc. Reports Third Quarter and Nine Month Results

•    Investor conference call scheduled for Monday, November 8, at 10 a.m. CST
AUSTIN, TEXAS (November 5, 2010) — Citizens, Inc. (NYSE: CIA) today reported results for the third quarter and nine months ended September 30, 2010.
Rick D. Riley, Vice Chairman and President, said, “We continue to manage Citizens for the long-term as we face the challenges of the current business and investing environments. Earned premiums rose 5.3% in the quarter as our international life insurance business continues to experience strong persistency, accompanied by claims and surrenders within our expectations. Future policy benefit reserves rose for the three and nine months ended September 30, 2010 compared to the same periods in 2009 due to current year assumption changes related to new policies issued and a general increase from existing business.
“The declining interest rate environment over the past few years has impacted our investment income as the Company experienced significant calls on our fixed maturity securities that were reinvested into lower yielding securities. Investment income is a factor in our Company’s profitability, however, our product design does not depend solely on interest rate spreads, but also relies on the mortality, expense and persistency margins.
“Our year-over-year comparisons are impacted by non-operating items that affect overall net income. This year, we have lower realized gains compared to 2009 amounts, which affected both revenue and net income. Further, the decrease in the adjustment to fair value of the liability for our outstanding warrants was significantly lower in the current nine months ended 2010.”

(dollars in thousands, except share amounts)	Q310	Q309	YTD10	YTD09
Premiums	$38,055	36,152	109,921	106,494
Net investment income	$7,272	7,413	23,896	21,733
Net realized gains (losses), net	$(103)	1,006	648	2,827
Decrease in fair value of warrants	$128	—	380	3,081
Total revenue	$45,455	44,844	135,447	134,931
Net income applicable to common stock	$1,666	1,878	6,456	7,208
Net income per diluted share of Class A common stock	$0.03	0.04	0.13	0.10
Weighted average shares of Class A common stock (diluted)	48,687,430	47,439,286	48,687,478	46,202,347
Consolidated results
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Income statement — Total revenue increased 1.4% for the quarter ended September 30, and 0.4% year-to-date in 2010, largely due to premium growth. Total revenue, excluding the change in fair value of warrants, increased 1.1% and 2.4% for the same periods. The decline in net income for the three and nine month periods ended September 30, 2010 was largely due to the change in the fair value of the warrants as well as higher insurance benefits and expenses.

•	Book value — Book value rose 9.7% to $4.77 at September 30, 2010, compared with $4.35 at year-end 2009, reflecting retained earnings and portfolio appreciation.

EXHIBIT 99.1, Continued
Insurance operations
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Premiums — Premium growth for the quarter and year to date was driven by life renewal premiums, as international persistency trends remained favorable. Life first-year premiums increased 5.3% for the nine months ended September 30, 2010 compared to 2009 and represent approximately 14% of total life premiums for 2010 and 2009.

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Underwriting profit — Lower underwriting profit for the same periods largely reflected an increase in future policy benefit reserves. Due primarily to interest rate declines on investments, the Company adjusted reserving assumptions in the current quarter to reflect expectations related to new policies issued. Claims and surrenders rose slightly on a year-over-year basis for both the quarter and year-to-date, but remained within management’s expectations. Current results reflect lower underwriting and other expenses, which declined in both periods due primarily to lower legal and auditing fees.

Investments
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Invested assets — Total invested assets grew 8.2% to $726.6 million at September 30, 2010, from $671.3 million at year-end 2009, reflecting additional premium income from new and renewal business over the past year. Fixed maturity securities represented 89.0% of the portfolio at September 30, 2010, compared with 88.3% at year-end 2009. Cash and cash equivalents rose to 8.2% from 6.8% of cash and invested assets, reflecting the timing of calls relating to higher-yielding fixed maturity investments.

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Investment income — Third quarter investment income declined slightly, partially due to large call volumes on the fixed maturity portfolio that began in the second quarter as well as the overall decline in portfolio yield. The increased call activity and lower yields on new investments is likely to result in lower investment income going forward despite the higher level of invested assets. Investment income for the year-to-date period rose 10.0%.

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Yield and duration — Yields decreased approximately sixteen basis points for the period ended September 30, 2010, compared with the same period in 2009 even though 2009 yields were depressed. During the second quarter of 2009, the company experienced a large volume of calls of fixed maturity investments that were not reinvested until later in the year. The Company is currently investing in durations between five and fifteen years seeking a higher yield in some step up fixed maturity securities while maintaining high credit quality.

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Realized gains — Total realized gains in the 2010 periods were primarily driven by opportunistic sales of equity holdings and late second quarter interest-rate-driven sales of fixed maturity investments. In the 2009 periods, the gains reflected sales of fixed maturity securities offset by other-than-temporary impairments recorded in the first quarter of 2009.

EXHIBIT 99.1, Continued
Investor Conference Call
On Monday, November 8, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time. The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team. To participate, please dial (888) 674-0222 and ask to join the Citizens, Inc. call. We recommend accessing the call three to five minutes before the call is scheduled to begin. A recording of the conference call will be available on Citizens’ website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.
About Citizens, Inc.
Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA. The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.
For complete financial statements and other details, our Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2010 is available at the following website.

http://www.citizensinc.com/forms/20101105Form10Q.pdf
Safe Harbor
Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2009, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

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